July 16, 2010

VIA EXPRESS DELIVERY, EDGAR AND FACSIMILE

Mr. Ernest Greene
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2010
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 29, 2010
PROSPECTUS SUPPLEMENT FILED ON MAY 20, 2009
FILE NUMBER: 1-13908

Dear Mr. Greene:

This letter sets forth the responses of Invesco Ltd. (the “Company”) to your comment letter, dated June 11, 2010, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, (the “Form 10-K”) of the Company filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on February 26, 2010, the Form 10-Q for the period ended March 31, 2010 (the “Form 10-Q”) of the Company filed with the SEC on May 4, 2010, the definitive proxy statement on Schedule 14A filed on March 29, 2010, and the prospectus supplement filed on May 20, 2009.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Commission’s comments regarding the above filings. Enclosed as well are two hard copies of the Company’s response letter. We have included your original questions in italics in addition to providing our responses.

The Company acknowledges that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 16, 2010
Mr. Greene

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Response to Comment 1

The Company respectfully acknowledges the Staff’s comment and will include the noted additional disclosures or other revisions in future filings, including interim filings, where appropriate.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Repurchase of Equity Securities, page 23

2.	Please provide a “Total” figure in your equity repurchases table. See Item 703(a) of Regulation S-K.

Response to Comment 2

In future filings, we will provide a “total” figure in our equity repurchases table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Capabilities Performance Overview, page 27

July 16, 2010
Mr. Greene

3.
Please expand disclosures to provide readers with a meaningful understanding of the performance of each of your significant funds. For each significant fund, please describe the underlying types of investments and overall strategy involved in the fund. Disclose the annualized returns for the periods presented as well as the inception to date returns. Although you are in the best position to determine which funds warrant expanded disclosures, we ask that you consider providing expanded disclosure for each fund that:

•	had, or is expected to have, a material impact on fee income in relation to your consolidated results;

•	comprises a material amount of total AUM;

•	had, or is expected to have, material investments or redemptions in relation to total AUM; or

•	had, or is expected to have, material market appreciation or depreciation in relation to total AUM.

Response to Comment 3

Invesco is an independent global investment manager with operations in 20 countries.  As of June 30, 2010, the Company managed $557.7 billion in assets for retail, institutional, and high-net-worth investors around the world.  Invesco delivers a comprehensive array of investment products.  We offer multiple investment objectives within the various asset classes and products that we manage. Our assets under management (AUM) are highly diversified by client domicile, distribution channel and asset class.  As of March 31, 2010, our distribution network had gathered assets of approximately 50% retail, 46% institutional, and 4% private wealth management clients, and 40% of client AUM were outside of the U.S.  We service clients in more than 100 countries.  We had several thousand funds and separate accounts as of March 31, 2010.

One of the results of this diversification is no one fund or client is material to our operations.  Our largest funds have multiple investors, and no one investor is significant to our revenues or AUM.  Because no individual investor would have a material impact on fee income in relation to the Company’s consolidated operating results, the Company has determined that it is not meaningful to the reader of its financial statements to include individual fund performance, material investment or redemption, or material market appreciation or depreciation (actual or expected) information specific to any individual fund or investor. In addition, no one fund is significant to our AUM.  It should also be noted that we have not received any inquiries from users of our financial statements, or buy-side or sell-side analysts concerning individual funds or products.  Additionally, large diversified peer investment managers also do not generally provide individual fund-level information in their disclosures.

We believe that a comparison of investment performance of our funds in the aggregate relative to the performance of peer investment management companies and benchmarks is more

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Mr. Greene

useful information to evaluate if our revenues are at risk due to AUM outflows from client redemptions.  As indicated in the Investment Capabilities Performance Overview section of our 2009 Form 10-K, we provide this information for 69%, 68%, and 65% of total Invesco AUM for AUM measured in one-, three-, and five-year peer group rankings, respectively, and for AUM measured versus benchmark on a one-, three-, and five-year basis, our disclosed rankings represent 84%, 82%, and 75% of total Invesco AUM, respectively, as of December 31, 2009.  The remaining funds and products were excluded from these disclosures because of limited peer group or benchmark data.

Assets Under Management, page 28

4.	Please disclose the nature of the cash flows that are included in the line items titled long-term inflows and long-term outflows. Also discuss the underlying reasons for movements in these line items.

Response to Comment 4

The Company’s AUM rollforwards from period to period present long-term inflows and outflows separately from the net flows into institutional money market funds.  Long-term inflows and the underlying reasons for the movements in this line item include investments from new clients, existing clients adding new accounts/funds or contributions/subscriptions into existing accounts/funds, and new funding commitments into private equity funds.  We present net flows into institutional money market funds separately, because shareholders of those funds typically utilize them as short-term funding vehicles, and because their flows are particularly sensitive to short-term interest rate movements.

Long-term outflows and the underlying reasons for the movements in this line item include redemptions resulting from closed client accounts/funds, partial redemptions in continuing client accounts/funds, and reductions in funding commitments into private equity funds.

There are numerous drivers of AUM inflows and outflows, from individual investor decisions to change their investment preferences to fiduciaries making broad asset allocation decisions on behalf of advised clients to reallocate investments within portfolios.  The Company therefore offers diversified investment opportunities to provide options for investors and fiduciaries to consider when making investment allocation decisions.  We strive to deliver superior investment performance, as this is often a critical factor in investors’ or their advisors’ asset allocation decisions.

We are not a party to these asset allocation decisions, as the Company does not generally have access to the underlying investor’s decision-making process.  Therefore, the Company is not in a position to provide meaningful information regarding the drivers of inflows and outflows.  We will, however, include in future filings with the Commission enhanced definitions of inflows and outflows.

July 16, 2010
Mr. Greene

AUM by Channel, page 29

5.
You present rollforwards of your AUM by Channel from January 1, 2007 to December 31, 2009 for your retail, institutional and private wealth management channels to the prior year results. Please provide a robust discussion regarding the underlying reasons for the changes in components of cash flows, market gains and losses/reinvestment, and foreign currency translation by channel.

Response to Comment 5

Our disclosure of AUM in a rollforward format includes long-term inflows, long-term outflows, net flows in institutional money market funds, market gains and losses/reinvestment, and foreign currency translation.  Please refer to our response to comment 4 above for a discussion regarding the long-term inflows and outflows of AUM and the net flows in institutional money market funds.  Market gains and losses/reinvestment of AUM includes the net change in AUM resulting from changes in market values of the underlying investments from period to period and reinvestment of client dividends.  The foreign currency translation movement in our AUM results from the effect of changes in currency exchange rates from period to period as non-U.S. dollar denominated AUM is translated into U.S. dollars, the reporting currency of the Company.

We present AUM rollforwards with these categories of movement by channel, asset class, and client domicile.  Channel refers to the distribution channel from which the AUM originated.  Institutional AUM originated from individual corporate clients, endowments, foundations, government authorities, universities, or charities.  Retail AUM arose from client investments into funds available to the public with shares or units.  Private Wealth Management AUM arose from high net worth client investments.  Asset classes are descriptive groupings of AUM by common type of underlying investments.  Client domicile disclosure groups AUM by the domicile of the underlying clients.

In future filings, we will provide more disclosure regarding the underlying reasons for the changes in the quantifiable components of our AUM rollforwards.

Results of Operations for the Year Ended December 31, 2009, Compared with the Year Ended December 31, 2008

6.
Provide a more comprehensive analysis of the factors that impacted your investment management fees, service and distribution fees, performance fees and other, operating expenses and other income (expense) ensuring that you address specific underlying causes for the change in specific line items. If necessary, you may need to address the changes at the fund level or at least identify and quantify the impact on your results by material changes in funds. In addition, you should discuss any known or anticipated trends that have and/or may continue to impact your results of operations. Your discussion and analysis should provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. In addressing this comment, specifically address the following:

July 16, 2010
Mr. Greene

•
Discuss the extent to which material decreases in revenues are attributable to decreases in average AUM, changes in mix of AUM, foreign exchange movements, market gains and losses, or new funds established. For example, you indicate that the investment management fees decreased due to decreases in average AUM during the year, changes in mix of AUM and foreign exchange movements. Please expand your explanation of this decrease to address whether this may continue in the future, the impact on future revenues and the reasons for the increase in market gains or plans to increase new funds.

•
You indicate on page 11 that your investment management fees vary with the type of assets being managed, with higher fees earned on actively managed equity and balanced accounts, along with real estate and alternative asset products, and lower fees earned on fixed income, money market and stable value accounts. Expand your discussion and analysis to address if and to what extent variations in the type of assets being managed impacted your revenues on a period by period basis.

•
Discuss to the extent material, the reasons for changes in operating expenses. In particular, you indicate that the decrease in employee compensation was due to decreases in variable compensation, including decreases in discretionary and investment performance-based staff bonuses, decreases in base salary costs resulting from decreases in headcount and foreign exchange rate movements. However, you do not discuss the reason for the changes in the factors identified. Please provide more insight into the reasons for the changes in employee compensation.

•
Quantify each factor you cite as impacting your operations. For example, you disclose that general and administrative expenses declined due to several factors including an insurance recovery of $9.5 million, foreign exchange movement, and general disciplined expense management measures, including reduced travel and entertainment and professional services expenses recorded during the year ended December 31, 2009. However you do not quantify the impact attributed to each component other than the insurance recovery.

•
Expand your discussion of other income and expenses to indicate why earnings in your joint venture investments in China declined as well as why there were net losses in certain of your partnership investments.

•
Expand your discussion to discuss the components of net realized gains (losses) and net unrealized gains (losses) of consolidated investment products to include a discussion of your realized gains, realized losses, unrealized gains from changes in fair value of the investments and unrealized losses from changes in fair value of the investments. Provide insight into reasons for changes in these underlying components.

July 16, 2010
Mr. Greene

•
Provide a comprehensive discussion of the nature of the non-controlling interest in consolidated entities for each period presented as well as how such amounts are determined. In this regard, specifically address why the losses attributable to non-controlling interest in consolidated entities increased to $113.2 million for the year ended December 31, 2009.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. Improvements should be made at the consolidated level to provide quantification of amounts and further clarification throughout your discussion for a reader’s full understanding of your results of operations. See Item 303(a)(3) of Regulation S-K.

Response to Comment 6

The Company will seek to provide greater detail of the components of the income statement variances.

In future filings with the Commission, the Company will discuss any known or anticipated trends that have and/or may continue to impact our results of operations where we believe that we have identified a trend that could be material to our results of operations in the future.  We will do so in light of any historical trends and will provide the future anticipated trend information as seen through the eyes of management.  It is important to note, however, that we cannot meaningfully predict many of the main drivers of our AUM changes, which impact our operating results:  inflows/outflows of AUM (discussed in our response to comment 4 above), market gains/losses, changes in AUM mix, and foreign exchange.

As discussed in our response to comment 3 above, no individual investor or product would have a material impact on fee income in relation to the Company’s consolidated operating results.  Therefore, the Company has determined that it is not meaningful to the reader of its financial statements to discuss operating revenue changes from period to period at a fund level.

Liquidity and Capital Resources

Operating Activities, page 45

7.
You indicate that cash provided by operating activities in 2009 was $362.7 million, a decrease of $162.8 million or 31% over 2008. You have discussed some of the components that resulted in the change in cash flows from operations for the year ended December 31, 2009. However, it is still not clear from your disclosure what caused the significant decrease in cash provided by operating activities in 2009. Please provide a more robust discussion of the components that result in the decrease in cash provided by operating activities as well as the underlying reasons for the changes in the components compared to the prior year.

July 16, 2010
Mr. Greene

Response to Comment 7

In future filings, the Company will provide a more robust discussion of the components that result in the change in cash provided by operating activities as well as the underlying reasons for the changes in the components compared to the prior year.

Critical Accounting Policies and Estimates

Goodwill, page 52

8.
On page 52, you disclose that none of your components are considered individual reporting units as complete operating results are not available for each separate component. This is not the basis for determining components under SFAS 142. In a previous review by the Staff, you provided a comprehensive analysis in your response to comment four from our letter dated May 28, 2009 indicating that your components are not reporting units pursuant to paragraph 30 of SFAS 142 (FASB ASC 350-20-35-34). Please revise your current disclosure to more accurately indicate how you have determined that your components are not reporting units.

Response to Comment 8

As discussed in our prior response to the Staff on May 15, 2009, (our response to comment 16 of the Staff’s letter dated March 20, 2009) traditional profit and loss measures are not produced, and therefore not reviewed by component management, for any of the components. Furthermore, the financial information that is available by component is not sufficient for purposes of performing a discounted cash flow analysis at the component level in order to test goodwill for impairment at that level.  As none of our components are reporting units, we have determined that our single operating segment, asset management, is also our single reporting unit.

In addition, our components have been deemed a single reporting unit because they are all economically similar due to the common nature of products and services offered, type of clients, methods of distribution, manner in which each component is operated, extent to which they share assets and resources, and the extent to which they support and benefit from common product development efforts.

Future filings with the Commission will be revised to more accurately indicate how the Company determined that our business components are not reporting units.

Financial Statements

Note 17 — Share-Based Compensation

Share Options, page 104

July 16, 2010
Mr. Greene

9.
You disclose that you maintain two historical option plans with outstanding share options: the 2000 Share Option Plan and the No. 3 Executive Share Option Scheme. You state that the share option exercise prices are denominated in Pounds Sterling. Given that your exercise price is denominated in Pounds Sterling, please tell us what consideration you gave to whether your share options contain a condition that is not a market, performance or service condition. Please also revise your filing to disclose how you account for these share options. Refer to FASB ASC 718-10-25-13 and 14.

Response to Comment 9

Effective January 1, 2006, the Company adopted FASB Statement No. 123R, “Share-Based Payment,” now encompassed in ASC Topic 718, “Compensation – Stock Compensation,” using the modified prospective transition method. Prior to January 1, 2006, the Company accounted for its share-based payment awards under the intrinsic value method of Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees.”  The Company has not granted share options since December 2005.

Prior to December 4, 2007, the ordinary shares of the predecessor company to Invesco Ltd., INVESCO PLC, traded in Pounds Sterling on the London Stock Exchange.  On December 4, 2007, INVESCO PLC became a wholly-owned subsidiary of Invesco Ltd., and the shareholders of INVESCO PLC received common shares of Invesco Ltd. in exchange for their ordinary shares of INVESCO PLC.  Additionally, the Company’s primary share listing moved from the London Stock Exchange to the New York Stock Exchange, and a share capital consolidation (a reverse stock split) was immediately implemented on a one-for-two basis.

At the time of their grants, the exercise prices of the share options were denominated in the Company’s trading currency, Pounds Sterling, to all employees, including those domiciled outside of the United Kingdom (U.K.).  Although all historical share options have now vested and were fully expensed by the Company by December 31, 2008, certain share options remained exercisable at December 31, 2009.  The exercise prices of these historical share options remain denominated in Pounds Sterling.  Upon exercise, the Pounds Sterling exercise price will be converted to U.S. Dollars using the spot foreign exchange rate in effect on the exercise date.

At the grant date of the stock option awards, the awards qualified for equity classification because, at that date, the exercise price was denominated in the currency in which the Company’s equity securities traded, which was Pounds Sterling. Upon the Company’s redomicile and relisting from the London Stock Exchange to the New York Stock Exchange, in which the Company’s equity began to trade in U.S. Dollars, the Company considered whether it was appropriate to modify the exercise prices of the existing Pounds Sterling-based share options to U.S Dollars.  In considering a modification, the Company assessed which exchange rate should be used to convert the existing exercise prices from Pounds Sterling into U.S. Dollars.  The Company concluded that such a modification could change the economics of the awards for the award holders and would therefore not be appropriate.

July 16, 2010
Mr. Greene

The Company evaluated the accounting for the share options at the time of its redomicile and relisting, including the guidance now encompassed in ASC 718-10-25-13 and 14 and concluded that since there were no modifications to the awards, the Company did not need to reconsider whether the options contained a condition that is not a market, performance, or service condition.  At the date of grant, the employees’ share option award agreements stated the exercise price in Pounds Sterling and, upon the redomicile and relisting, the employees’ share option award agreements retained the same stated exercise price in Pounds Sterling. Since the employees’ share option award agreements were not modified upon the redomicile and relisting, the Company determined that it was appropriate to retain equity classification accounting for these awards.

In future filings with the Commission, the Company will disclose how it accounts for these share option awards.

Item 9A. Controls and Procedures, page 116

10.
We note that you have set forth the disclosure required by Item 308(c) of Regulation S-K on page 62, immediately after management’s annual report on internal control over financial reporting. Please either provide this disclosure under Item 9A of Form 10-K or provide an appropriate cross-reference under Item 9A to the location within the annual report where the disclosure is locates.

Response to Comment 10

In future annual filings with the Commission, the Company will provide an appropriate cross-reference under Item 9A to the location within the report where the disclosure is located.

Item 15. Exhibits and Financial Statement Schedules, page 121

11.
It appears that you have omitted the schedules and exhibits referenced in your Credit Agreement dated June 9, 2009. Please file with your next Exchange Act report a complete copy of this credit agreement, which should include all schedules and exhibits referenced therein. See Item 601 (b)(10) of Regulation S-K.

Response to Comment 11

On May 24, 2010, the Credit Agreement dated June 9, 2009, terminated when the Company entered into a new credit facility to increase our borrowing capacity from $500.0 million to $1.25 billion.  The new arrangement will expire in June 2013.  The Company’s next Exchange Act report will be its Form 10-Q for the three months ended June 30, 2010.  A complete copy of the new Credit Agreement will be attached, including all schedules and exhibits referenced therein.

12.           Please file with your next Exchange Act report Mark Armour’s employment agreement, which your disclosure on page 23 of your definitive proxy statement filed on March 29, 2010 suggests is in effect. See Item 601 (b)(10)(iii)(A) of Regulation S-K.

July 16, 2010
Mr. Greene

Response to Comment 12

Mark Armour does not have a written employment agreement with the Company.  We will attach the appropriate summary of his employment arrangement with our Form 10-Q for the three months ended June 30, 2010.

Definitive Proxy Statement on Schedule 14A filed on March 29, 2010

Corporate Governance

Board’s Role in Risk Oversight, page 11

13.
We note your disclosure that your board has concluded that your compensation policies and practices for all employees do not create risks that are reasonably likely to have a material adverse effect on the company. Please advise us as to the process you undertook to reach this conclusion.

Response to Comment 13

A working group comprised of representatives from our risk management, human resources, and legal departments was established to review the potential risks associated with Invesco's compensation policies and practices.  The group first created a framework for the risk assessment that incorporated certain focus areas (e.g. performance measures, measurement period, etc.) that we had identified through internal and external sources.  Members of the group then reviewed each of Invesco's compensation plans (formulaic bonus payment plans for investment professionals, equity-based plans, and sales commission plans), applying the established framework.  Each item was assessed to to classify it as either “low risk potential,” “medium risk potential,” or “high risk potential.”  After reviewing each item and the cumulative assessment for each plan, the working group determined to recommend to Invesco’s Compensation Committee its conclusion that none of our policies or practices were reasonably likely to have a material adverse effect on the Company.  These results were summarized and presented to the Compensation Committee, which in turn recommended this finding to the Board.  The Board reviewed the recommendation of the Compensation Committee and concluded that none of Invesco’s compensation policies or practices were reasonably likely to have a material adverse effect on the Company.

Form 10-Q for the Period Ended March 31, 2010

General

14.	Please discuss the above comments in your interim filings as well.

Response to Comment 14

The Company will give careful consideration to the above comments in our interim filings.

July 16, 2010
Mr. Greene

Condensed Consolidated Statement of Changes in Equity, page 6

15.
Please tell us why your retained earnings appropriated for investors in consolidated investment products is not part of non-controlling interest in the statement of changes in equity as of March 31, 2010. In footnote 13, please tell us why your $6,914 parent equity as of March 31, 2010 does not agree to your $7,303.0 consolidated total equity attributable common shareholders. Provide clarifying disclosures as necessary.

Response to Comment 15

The appropriation of retained earnings for investors in consolidated investment products arose directly from the adoption of FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167), now codified in Accounting Standards Codification (ASC) Topic No. 810, “Consolidation,” on January 1, 2010, which required a cumulative effect adjustment to the Company’s retained earnings.  As discussed in Note 1, “Accounting Policies,” of the financial statements in the Company’s Form 10-Q for the three months ended March 31, 2010, all of the investments held and notes issued by consolidated investment products are presented at fair value in the Company’s Condensed Consolidated Balance Sheet.  The appropriation of retained earnings represents the surplus of consolidated collateralized loan obligation (CLO) assets over consolidated CLO liabilities. Current period gains/(losses) attributable to investors in consolidated CLOs are included in (gains)/losses attributable to noncontrolling interests in consolidated entities in the Condensed Consolidated Statement of Income and in the retained earnings appropriated for investors in consolidated investment products in the Condensed Consolidated Balance Sheet, as they are considered noncontrolling interests of the Company.

FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160), now codified in ASC Topic No. 810, describes a noncontrolling interest as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent.  There was some concern that SFAS 160 does not apply directly to the presentation of a consolidated CLO, as the beneficial interests of the CLOs held by third parties are classified as debt rather than as equity.  CLOs generally do not issue any substantive equity classified instruments.  In addition, the nominal equity that is issued by a CLO does not entitle the holder to the gains/(losses) associated with the CLO.  These gains/(losses) are contractually attributable to the beneficial interests issued by the CLOs, which are classified in the Company’s Condensed Consolidated Balance Sheet as liabilities.  These liabilities are not obligations of the Company.  The appropriation of the Company’s retained earnings was intended to distinguish this portion of the consolidated retained earnings from that attributable to the Company’s common shareholders.  In subsequent reviews of the Forms 10-Q filed by peer investment managers who adopted SFAS 167 on January 1, 2010, we noted consistent presentation of an appropriation of retained earnings included in the registrant’s equity attributable to common shareholders.  Further, we understand certain of those peer investment managers affirmed this financial statement presentation methodology as reasonable upon discussion with the SEC’s Office of the Chief Accountant.

July 16, 2010
Mr. Greene

In Note 13, “Guarantor Condensed Consolidating Financial Statements,” of our Form 10-Q for the three months ended March 31, 2010, in the Condensed Consolidating Balance Sheet at March 31, 2010, the Parent total equity of $6,914.0 million differs from the consolidated total equity of $7,303.0 million by $389.0 million.  Of this difference, $383.8 million represents the March 31, 2010, retained earnings appropriated for investors in consolidated investment products, and $5.2 million represents the cumulative effect adjustment to opening retained earnings (transferred from accumulated other comprehensive income), which arose when the Company adopted SFAS 167 on January 1, 2010.  These amounts are further detailed in Note 9, “Consolidated Investment Products,” of our Form 10-Q for the three months ended March 31, 2010.

The Parent total equity amount disclosed ($6,914.0 million) was presented on the basis that the Parent should not include balances attributable to investors of consolidated investment products, as the Parent has no entitlement to these equity balances.  The Company has given this further consideration and has concluded that to be consistent with the requirement to consolidate these products and reflect these balances as part of the Company’s equity attributable to its common shareholders discussed above, the Parent will report these balances in its total equity balance.  We will amend this calculation in presenting the guarantor Condensed Consolidating Balance Sheet in future filings with the Commission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Schedule of Non-GAAP Information, page 50

16.
Please tell us supplementally and revise your disclosures to clarify what your Non-GAAP financial measures of adjusted cash operating income, adjusted cash operating margin and adjusted cash EPS represent and describe how these specific Non-GAAP financial measures are used. Please tell us whether these Non-GAAP financial measures are used to evaluate performance or liquidity. If you conclude that adjusted cash operating income and adjusted cash operating margin are not liquidity measures, then please prospectively change the title of these measures to delete the word “cash.” Alternatively, if you conclude that these measures are useful as a liquidity measure, then these measures should be reconciled to the most comparable GAAP liquidity measure and the presentation should be revised to include the GAAP operating, investing and financing cash flow amounts. Please also delete the “adjusted cash EPS” disclosure if you use this measure as a liquidity measure. See the corresponding guidance in C&DI sections 102.05-07 available at http://sec.gov/divisions/corpfin/guidance/nongaaninterp.htm. This comment may also pertain to your Form 8-K press release filed on March 12, 2010. Please fully comply with paragraph (e)(l)(i) of Item 10 of Regulation S-K. Refer also to Instruction 2 of Item 2.02 of Form 8-K and C&DI section 105.06 as referenced above.

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Mr. Greene

Response to Comment 16

The Company’s non-GAAP financial measures of adjusted cash operating income, adjusted cash operating margin, and adjusted cash earnings per share (EPS) represent performance measures that provide greater transparency into our business and allow more appropriate comparisons with industry peers.  Management uses these performance measures to evaluate the business, both internally, at the Board level, and when comparing performance to peer investment managers.  The Company has converted its internal management reporting to a non-GAAP basis.  We believe that our current disclosures of each reconciling item used in our non-GAAP measures are robust and inform the reader of our MDA about what our non-GAAP reconciling items represent and how management views them.  For example, within the Schedule of Non-GAAP Information of our Form 10-Q for the three months ended March 31, 2010, we disclose the following descriptions of our reconciling items:

Third-party distribution, service and advisory expenses:

Management believes that the deduction of third-party distribution, service and advisory expenses from operating revenues in the computation of net revenues (and by calculation, net revenue yield on AUM) and the related computation of adjusted cash operating income (and by calculation, adjusted cash operating margin), is useful information for investors and other users of the company’s financial statements because such presentation appropriately reflects the nature of these expenses as revenue-sharing activities, as these costs are passed through to external parties who perform functions on behalf of the company’s managed funds. Further, these expenses vary extensively by geography due to the differences in distribution channels. The net presentation assists in identifying the revenue contribution generated by the business, removing distortions caused by the differing distribution channel fees and allowing for a fair comparison with U.S. peer investment managers and within Invesco’s own investment units. Additionally, management evaluates net revenue yield on AUM, which is equal to net revenues divided by average AUM during the reporting period. This financial measure is an indicator of the basis point net revenues we receive for each dollar of AUM we manage and is useful when evaluating the company’s performance relative to industry competitors and within the company for capital allocation purposes.

Proportional share of net revenues and operating income from joint venture investments:

Management believes that the addition of our proportional share of revenues, net of distribution expenses, from joint venture investments in the computation of net revenues and the addition of our proportional share of operating income in the related computations of adjusted cash operating income and adjusted cash operating margin also provide useful information to investors and other users of the company’s financial statements, as management considers it appropriate to evaluate the contribution of its joint ventures to the operations of the business. It is also consistent with the presentation of AUM and net flows (where our proportional share of the ending balances and related activity are reflected) and therefore provides a more meaningful calculation of net revenue yield on AUM.

Consolidated investment products:

Management believes that the consolidation of investment products may impact a reader’s analysis of our underlying results of operations and could result in investor confusion or the production of information about the company by analysts or external credit rating agencies that is not reflective of the underlying results of operations and financial condition of the company. Accordingly, management believes that it is appropriate to adjust operating revenues, operating income and operating margin for the impact of

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Mr. Greene

consolidated investment products in calculating the respective net revenues, adjusted cash operating income and adjusted cash operating margin. The reconciling items add back the management and performance fees earned by Invesco from the consolidated products and remove the revenues and expenses recorded by the consolidated products that have been included in the U.S. GAAP Condensed Consolidated Statements of Income.

Acquisition-related reconciling items:

Management believes it is useful to investors and other users of our financial statements to adjust for the transaction and integration charges and the amortization expenses in arriving at adjusted cash operating income, adjusted cash operating margin and adjusted cash EPS, as this will aid comparability of our results period to period, and aid comparability with peer companies that may not have similar acquisition-related charges.

Market movement on deferred compensation plan liabilities:

Since these plans are economically hedged, management believes it is useful to reflect the offset ultimately achieved from hedging the investment market exposure in the calculation of adjusted cash operating income (and by calculation, adjusted cash operating margin) and adjusted net income (and by calculation, adjusted cash EPS), to produce results that will be more comparable period to period. The related fund shares will have been purchased on or around the date of grant, eliminating any ultimate cash impact from market movements that occur over the vesting period. The non-GAAP measures therefore excludes the mismatch created by differing U.S. GAAP treatments of the market movement on the liability and the investments.

These non-GAAP financial measures are used to evaluate performance, not liquidity; however, we understand the Staff’s comment regarding liquidity.  Thus, in future filings, we will change the title of these measures to delete the word “cash,” and we will clarify that these measures are performance measures.  We will also indicate that management uses these non-GAAP financial measures to evaluate the performance of the business and our competitive position.

Prospectus Supplement filed on May 20, 2009

17.
We note the prospectus supplement you filed pursuant to Rule 424(b)(2) on May 20, 2009 relating to the automatic shelf registration statement on Form S-3 (Reg. No. 333-159312) you filed on May 18, 2009. We are unable to locate a legality opinion for the specific securities sold in the takedown. Please advise us as to the status of this opinion. Please refer to Question 118.02 of our Compliance and Disclosure Interpretation for 1933 Act Forms, which is available on our website.

Response to Comment 17

We respectfully refer the Staff to the following link, where the legality opinion for the specific securities sold in the takedown was filed:

http://www.sec.gov/Archives/edgar/data/914208/000091420809000949/0000914208-09-000949-index.htm

Page 16, 2010
Mr. Greene

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If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours,

/s/ Loren M. Starr
Loren M. Starr

cc:           Ernst & Young LLP